SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________
SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)
Avalanche International, Corp.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Series of Securities)
05337U106
(CUSIP number)

Pravin Mistry
1535 The Melting Point, Apt. 117
7 Firth Street, Huddersfield
West Yorkshire England HD1 3BZ
44787670825

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) August 22, 2017 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05337U106	13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Pravin Mistry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP The Reporting Person is among the shareholders of the Subject Company but disclaims membership in a group.	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES	7	SOLE VOTING POWER 278,843 (1) (2)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER 278,843 (1) (2)
PERSON WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 278,843(1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF SERIES REPRESENTED BY AMOUNT IN ROW (11) 4.99%(1)(2)(3)
14	TYPE OF REPORTING PERSON IN

(1) Reporting person has rights under a Convertible Promissory Note and shares  of Class B Preferred Stock to own an aggregate number of shares of the Issuer’s  Common Stock (defined below), which, except for a contractual cap on the  on the amount of outstanding shares of the Issuer’s Common Stock that Reporting Person may own, would exceed such a cap.  Reporting Person’s cap is 4.99%.  Thus, the number of shares of the Issuer’s common stock beneficially owned by Reporting Person was 278,843 shares, which is 4.99% of the sum of (i) the 5,309,200 shares that were outstanding on August 3, 2017 (as reported by the Issuer  to the Reporting Person on a 10-Q filed August 7, 2017), plus (ii) that number of shares issuable to bring Reporting Person’s beneficial ownership to 4.99% of total shares outstanding immediately after giving effect to the shares issuable of Common Stock upon conversion of the Note and/or Class B Preferred  or exercise of Stock Options, or 5,558,043 fully-diluted shares of Common Stock.

(2) See Items 4 and 5 of this Schedule 13D. The Reporting Person is the holder of a Convertible Promissory Note in the amount of $6,166,666, also owns beneficially 100,000 shares of the Class B Shares (as defined below), each share of which after a period of 2 years is convertible, at the option of the Reporting Person, into 100 shares of Common Stock (as defined below) calculated at a conversion rate of $0.50 per share and, lastly is entitled to participate under the Company’s 2016 Stock Incentive Plan.
(3) The above calculations are based on 5,309,200 shares of Common Stock outstanding as of August 3, 2017 (as reported by the Issuer to the Reporting Person on a 10-Q filed August 7, 2017) and assumes conversion of up to $139,421.68 of the Notes held by the Reporting Person beneficially owned by the Reporting Person calculated at a conversion rate of $0.50 per share.

Item 1. Security and Issuer

The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $0.001 per share (the "Common Stock"), of Avalanche International, Corp., a Nevada corporation (the “Company" or the "Issuer"). The address of the Issuer's principal executive offices is 5940 S. Rainbow Blvd, Las Vegas, NV 89118

Item 2. Identity and Background

(a) – (c) and (f)
This Statement is being filed by Pravin Mistry, a citizen of the United Kingdom (the "Reporting Person" or "Mistry"). The address of the principal executive office of the Reporting Person is 1535 The Melting Point, Apt 117, 7 Firth Street, Huddersfield, West Yorkshire, England HD1 3BZ.

(d) The Reporting Person has not been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Except for any stock options awarded the Reporting Person under the Company’s 2016 Stock Option Plan, the Common Stock beneficially owned by the Reporting Person was acquired through an exchange of shares of MTIX, Ltd., a company organized under the laws of the United Kingdom, the “Subject Company”. See Item 4 below.

Item 4. Purpose of Transaction

On March 3, 2017, the Company entered into a Share Exchange Agreement (the “Exchange Agreement”) with MTIX, Ltd., an English company (“MTIX”), and the three (3) current shareholders of MTIX (individually, a “Seller” and collectively, the “Sellers”), one of whom is the Reporting Person and who at the time was a majority shareholder of MTIX. Upon the terms and subject to the conditions set forth in the Exchange Agreement, the Company acquired MTIX from the Sellers through the transfer of all issued and outstanding ordinary shares of MTIX (the “MTIX Shares”) by the Sellers to the Company in exchange (the “Exchange”) for the issuance by the Company of: (a) 7% secured convertible promissory notes (individually, a “Note” and collectively, the “Notes”) in the aggregate principal face amount of $9,500,000 to the Sellers in pro rata amounts commensurate with their current respective ownership percentages of MTIX’s ordinary shares, (b) (i) $500,000 in cash, $100,500 of which had already been paid, and (ii) 100,000 shares of the Company’s newly designated shares of Class B Convertible Preferred Stock (the “Class B Shares”) to the principal shareholder of MTIX (the Reporting Person).

At the Closing the Company delivered to the Reporting Person and the two Sellers other than Reporting Person (the “Minority Shareholders”) three Notes, which Notes were in the principal face amount of $6,166,666 with respect to the Reporting Person and in the principal face amount of $1,666,667 with respect to each of the Minority Shareholders.

The Notes

The Notes bear interest at 7% per annum with interest payable (i) in cash upon maturity or in connection with any voluntary or mandatory conversion or, (ii) at the option of the Seller, in arrears on the first day of each calendar quarter after the date of issuance (the “Closing Date”) by issuing and delivering that number of shares of Common Stock determined by dividing the interest accrued for such quarter by the average price per share for the ten (10) trading days immediately preceding the determination date as reported by Bloomberg, L.P (the “Market Price”).

Commencing two (2) years from the Closing Date, the Company may prepay any portion of the principal amount of the Notes without the prior written consent of the holders; provided, however, that the Company shall provide the Sellers with 90 days’ notice of such prepayment, and any prepayment must be undertaken on a pro rata basis for all Notes then outstanding. The holders of Notes shall have the right to convert any or all the amount to be redeemed into common stock prior to prepayment.

Each Note ranks pari passu in right of payment with all other Notes now or hereafter issued in accordance with the Exchange Agreement and matures on the five-year anniversary of the issuance date thereof. Subject to certain limitations, the Notes are convertible at any time at the option of the holder into shares of the Company’s common stock at a conversion price equal to either (i) if the aggregate market capital of the Company on the date of conversion (the “Market Cap”) is $35,000,000 or less, at a 25% discount to the Market Price, or (ii) if the Market Cap is greater than $35,000,000, at a 25% discount to the Market Price, provided that such discount shall be increased by dividing it by the quotient that shall be obtained by dividing $35,0000,000 by the Market Cap at the time of conversion, provided, however, any increase in the discount to the Market Price shall not result in a discount that is greater than a 75% discount (the “Conversion Price”). Notwithstanding the foregoing, in no event shall the Conversion Price be less than $0.35. In addition, the Company may force the conversion of the Notes at any time commencing two (2) years from the Closing Date, provided certain conditions are met.

Security Agreement

The Notes are secured, pursuant to a Security Agreement, by a lien on certain of the Company’s assets, including but not limited to the intellectual property of MTIX. Upon the occurrence of an event of default under the Notes, a majority in interest of the Notes may require the Company to repay all of its Notes in cash, at a price equal to 100% of the principal, accrued and unpaid interest and any amounts, costs and liquidated damages, as applicable.

Certificate of Designations of Class B Convertible Preferred Stock

On March 7, 2017, the Company filed the Certificate of Designations, Preferences, Rights and Limitations of Class B Convertible Preferred Stock (the “Class B Certificate of Designations”) with the Secretary of State of the State of Nevada, setting forth the terms of its Class B Shares.

The Company designated 100,000 shares of its preferred stock, par value $0.001 per share, as Class B Shares. The Class B Shares have a priority over all of the shares of Common Stock on liquidation or sale of the Company, at the rate of $50.00 per Class B Share, or a liquidation preference of $5,000,000 (the “Class B Stated Value”) as to all Class B Shares. The Class B Shares will pay an annual dividend (at the option of the Company, either in cash or in additional shares of Common Stock), in an amount that shall be the greater of (i) an annual rate of 5% per annum, or (ii) 5% of MTIX’s net income as determined in accordance with United States Generally Accepted Accounting Principles for the fiscal year then ended.

The Exchange Agreement provided for, as part of the Exchange, the issuance of 100,000 shares of its preferred stock, par value $0.001 per share and stated value (“Stated Value”) of $50 per share, as Class B Shares to the Reporting Person. Upon Closing, the Company issued all the 100,000 Class B Shares to the Reporting Person.

Until the Class B Shares shall become convertible, the holders of the Class B Shares (referred to along with holders of the Notes as “Holders”) have no voting power whatsoever, except as otherwise provided by the Nevada Revised Statutes or as provided below.  After the Class B Shares shall have become convertible, the Holders of the Class B Shares shall vote with the holders of Common Stock on an “as converted” basis.

In the election of directors to the Corporation, for so long as the Holders own in the aggregate at least 100,000 shares of Class B Shares, the Holders, voting as a separate class, shall be entitled to elect by majority vote (with each Class B Share entitled to one vote) two (2) individuals to the Board (each such individual, a “Class B Director”). On August 22, 2017, Messrs. Pravin Mistry and Manuel C. Turchan were appointed to serve as Class B directors. A Class B Director may be removed at any time as a director on the Board (with or without cause) upon, and only upon, the written request of the holders of the outstanding Class B Shares (voting as a separate class by a 2/3 majority vote with each Class B Share entitled to one vote). In the event that a vacancy is created on the Board at any time due to the death, disability, retirement, resignation or removal of a Class B Director, then the Holders (voting as a separate class by majority vote with each Class B Share entitled to one vote) shall have the right to designate an individual to fill such vacancy. In the event that the Holders shall fail to designate in writing a representative to fill the vacant Class B Director seat on the Board, and such Board seat shall remain vacant until such time as the Holders elect an individual to fill such seat in accordance with Section 5(b) of the Certificate of Designation, and during any period where such seat remains vacant, the Board nonetheless shall be deemed duly constituted.

The Class B Shares shall contain the respective rights, privileges and designations as are set forth in the Certificate of Designations, Preferences, Rights and Limitations of Class B Convertible Preferred Stock. Commencing two (2) years after the Closing Date, the Class B Shares shall be convertible into shares of Common Stock by dividing the Class B Stated Value by the Conversion Price applicable to the Notes; provided, however, that in no event shall the Holder be entitled to convert any number of Class B Shares in excess of that number of Class B Shares upon conversion of which the sum of (1) the number of shares of Common Stock beneficially owned by the Holder and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unconverted portion of the Class B Shares or the unexercised or unconverted portion of any other security of the Corporation subject to a limitation on conversion or exercise analogous to the limitations contained herein) and (2) the number of shares of Common Stock issuable upon the conversion of the Class B Shares with respect to which the determination of this proviso is being made, would result in beneficial ownership by the Holder and its affiliates of more than 4.99% of the outstanding shares of Common Stock (“Beneficial Ownership Limitation”).  For purposes of the proviso to the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Exchange Act, and Regulations 13D-G thereunder, except as otherwise provided in clause (1) of such proviso, provided, further, however, that the limitations on conversion may be waived by the Holder upon, at the election of the Holder, not less than 61 days’ prior notice to the Corporation, and the provisions of the conversion limitation shall continue to apply until such 61st day (or such later date, as determined by the Holder, as may be specified in such notice of waiver). The rights and obligations of the Holders are several and not joint and no action taken by a Holder pursuant to the Notes shall be deemed to create a group or create a presumption that the Holders are in any way acting in concert.

Notwithstanding anything in the Notes  to the contrary, if the shares of Common Stock shall be traded on a national securities exchange and the Company has not obtained Shareholder Approval (defined below), then the Company may not issue, upon conversion of either the principal amount of, or interest thereon, the Note, a number of shares of Common Stock which, when aggregated with any shares of Common Stock issued on or after the Original Issue Date and prior to such Conversion Date (i) in connection with the conversion of any Notes issued pursuant to the Exchange Agreement, and (ii) in connection with the conversion of the Class B Shares, would exceed 19.99% of the number of shares of Common Stock outstanding on the Trading Day immediately preceding the Original Issue Date (subject to adjustment for forward and reverse stock splits, recapitalizations and the like) (such number of shares, the “Issuable Maximum”). Each Note Holder shall be entitled to a portion of the Issuable Maximum equal to the quotient obtained by dividing (x) the original principal amount of the Note Holder’s Note by (y) the aggregate original principal amount of all Notes issued on the Original Issue Date to all Note Holders. In addition, each Holder may allocate its pro-rata portion of the Issuable Maximum among Notes and Class B Shares held by it in its sole discretion. Such portion shall be adjusted upward ratably in the event a Holder no longer holds any Notes or Class B Shares and the amount of shares issued to the Holder pursuant to the Holder’s Notes and Class B Shares was less than the Holder’s pro-rata share of the Issuable Maximum.  The Company will use best efforts to obtain Shareholder Approval and the Holder understands and agrees that shares of Common Stock issued to and then held by the Holder as a result of conversions of Notes shall not be entitled to cast votes on any resolution to obtain Shareholder Approval pursuant hereto. “Shareholder Approval” means such approval as may be required by the applicable rules and regulations of any national securities exchange upon which the shares of Common Stock may be traded, if any, from the shareholders of the Company with respect to the transactions contemplated by the Transaction Documents (as defined in the Notes), including the issuance of all of the underlying shares in excess of 19.99% of the issued and outstanding Common Stock on the Closing Date.

For so long as the Holders of Class B Shares shall continue to hold at least twenty five percent (25%) of the Class B Shares issued on the date any such shares were first issued to the Holder (the “Issuance Date”), without  (a) the affirmative consent or approval of the Majority Holders of the Class B Shares then outstanding, or (b) the written consent of the Class B Directors, the Company shall not, whether directly or indirectly, by amendment, merger, consolidation or otherwise, and shall not permit any Subsidiary to:

(a)          in any manner alter or change the designations, powers, preferences or rights, or the qualifications, limitations or restrictions of the Class B Shares;

(b)          in any manner alter or change the designations, powers, preferences or rights, qualifications or limitations or restrictions of any other shares of capital stock of the Company in any manner materially adversely affecting the Class B Shares;

(c)          issue any additional shares of Class B Shares;

(d)          set aside assets for a sinking or other similar fund for the purchase, redemption, or retirement of, or redeem, purchase, retire, or otherwise acquire any shares of the Common Stock or of any other capital stock of the Company, whether now or hereafter outstanding, except for the repurchase from employees of the Corporation, pursuant to the provisions of the Company’s 2016 Stock Incentive Plan, upon such employees’ termination of employment with the Company, of shares of Common Stock issued pursuant to stock option exercises by or underlying stock option grants to such employees pursuant to the terms of stock option agreements between the Company and such employees;

(e)          take any action to amend, modify, alter or repeal any provision of its Charter documents which would have an adverse effect on the Class B Shares taken as a whole;

(f)          reclassify the shares of Common Stock or any other shares or any class or series of capital stock hereafter created junior to the Class B Shares into shares of any class or series of capital stock (A) ranking, either as to payment of dividends, distribution of assets or redemptions, senior to or pari passu with the Class B Shares, or (B) which in any manner adversely affects the Holders of Class B Shares;

(g)          create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to the Class B Shares with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends and rights of redemption, or increase the authorized number of Class B Shares or increase the authorized number of shares of any additional class or series of capital stock unless the same ranks junior to the Class B Shares with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends and rights of redemption; or

(h)          Enter into an agreement to do any of the things described in clauses (a) through (g) above.

Registration Rights Agreement

In connection with the Exchange, the Company and the Sellers entered into a Registration Rights Agreement under which the Company shall be required to file a registration statement with the Commission covering the resale of the shares of the Common Stock issuable pursuant to conversion of: (i) the Notes eighteen (18) months from the Closing Date, and (ii) the Class B Shares twenty-four (24) months from the Closing Date. In addition, the Company shall use its best efforts to have the registration statement declared effective as soon as practicable, but in no event later than 90 days after the filing date if the registration statement is not subject to a full review by the Commission, or 120 days after filing if the registration statement is subject to a full review by the Commission. The Company will be subject to certain monetary penalties, as set forth in the Registration Rights Agreement, if the registration statement is not filed, does not become effective on a timely basis, or does not remain available for the resale (subject to certain allowable grace periods) of the Registrable Securities, as such term is defined in the Registration Rights Agreement.

The foregoing summaries of certain provisions of the Exchange Agreement, the Notes, The Security Agreement, the Registration Rights Agreement and the Certificate of Designation are not intended to be complete and are qualified in their entirety by reference to the full text of such documents, which are filed as Exhibit 2.1 to the report on Form 8-K filed by the Issuer on March 9, 2017, including the following Exhibits thereto: Exhibit A (Note), Exhibit B (Security Agreement), Exhibit C (Registration Rights Agreement and Exhibit D (Class B Certificate of Designation), respectively, and each is incorporated herein by reference.

The Reporting Person entered into the exchange of shares of the Issuer for investment purposes.  The Reporting Person intends to review and evaluate its investment in the Notes and Class B Shares on an ongoing basis and may, depending upon its evaluation of the business and prospects of the Issuer, or such other considerations as it may deem relevant, determine to increase, decrease, or dispose of its holdings of the Notes, Class B Shares or Common Stock, engage in hedging transactions, evaluate a potential acquisition of the Issuer or of assets of the Issuer.  Any of the foregoing actions could involve one or more of the events referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D, including, potentially, issuances, purchases, dispositions or pledges of securities, one or more mergers, reorganizations, consolidations, acquisitions of assets or other change in control, or other changes in capitalization of the Issuer.  As a part of its review and evaluation, the Reporting Person may hold additional discussions with the Issuer's management and directors, other shareholders and other interested parties.  As described above, the holders of Class B Shares have the right to designate up to two members to the Board of Directors.

Except as set forth above, the Reporting Person has no plans or proposals that would result in or relate to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Person reserves the right to develop such plans).

Item 5. Interest in Securities of the Issuer

 (a)-(b)
The Reporting Person does not directly own any shares of Common Stock of the Issuer. As of the Closing Date and as a result of the Reporting Person's exchange of shares of the Subject Company for the Notes and 100,000 shares of Class B Shares in the Exchange by reason of the provisions of Rule 13d-3 under the Act, the Reporting Person is deemed to beneficially own 278,843 shares of Common Stock, by reason of the Beneficial Ownership Limitation set forth In Item 4.  The Reporting Person has sole voting and dispositive power over such shares of Common Stock.
But for the Beneficial Ownership Limitation and assuming conversion of all of the Notes and the Class B Shares beneficially owned by the Reporting Person, the Reporting Person would hold 80.79% of the total outstanding shares of Common Stock based on 5,309,200 shares of Common Stock outstanding as of August 3, 2017 (as represented by the Issuer to the Reporting Person in the Share Exchange Agreement, dated as of March 3, 2017).  The foregoing does not include any Options that may be awarded to the Reporting Person under the 2016 Stock Incentive Plan. The Reporting Person would hold 42.67% of the total outstanding shares of Common Stock based on the current outstanding amount of 5,309,200 shares plus full execution of all 24,702,737 (this number includes up to 531,919 stock option rights that may be awarded to members of the Management Group) additional existing stock rights of the Company (as represented by the Issuer to the Reporting Person in the Share Exchange Agreement).
Each Class B Share is convertible, at the option of the Reporting Person, into 100 shares of Common Stock, at the same Conversion Price as for the Notes, subject to adjustment in the event of stock splits, dividends or other combinations. See item 4 of this Statement for a description of the Class B Shares.

(c) Except as set forth or incorporated herein, the Reporting Person has not effected any transaction in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4 of this Statement for descriptions of the Exchange Agreement, the Notes, the Security Agreement, the Rights Agreement and the Certificate of Designation.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

2.1	Share Exchange Agreement dated March 3, 2017 (previously filed with the Issuer's Current Report on Form 8-K, filed March 9, 2017 and incorporated herein by reference)

2.1 A	Convertible Promissory Note (previously filed with the Issuer's Current Report on Form 8-K, filed March 9, 2017 and incorporated herein by reference)

2.1 B	Security Agreement (previously filed with the Issuer's Current Report on Form 8-K, filed March 9, 2017 and incorporated herein by reference)

2.1 C	Registration Rights Agreement (previously filed with the Issuer's Current Report on Form 8-K, filed March 9, 2017 and incorporated herein by reference)

2.1 D	Class B Preferred Stock Certificate of Designation (previously filed with the Issuer's Current Report on Form 8-K, filed March 9, 2017 and incorporated herein by reference)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of August 30, 2017
/SS Pravin Mistry

PRAVIN MISTRY

EXHIBIT INDEX

Exhibit	Description

2.1	Share Exchange Agreement dated March 3, 2017 (previously filed with the Issuer's Current Report on Form 8-K, filed March 9, 2017 and incorporated herein by reference)

2.1 A	Convertible Promissory Note (previously filed with the Issuer's Current Report on Form 8-K, filed March 9, 2017 and incorporated herein by reference)

2.1 B	Security Agreement (previously filed with the Issuer's Current Report on Form 8-K, filed March 9, 2017 and incorporated herein by reference)

2.1 C	Registration Rights Agreement (previously filed with the Issuer's Current Report on Form 8-K, filed March 9, 2017 and incorporated herein by reference)

2.1 D	Class B Preferred Stock Certificate of Designation (previously filed with the Issuer's Current Report on Form 8-K, filed March 9, 2017 and incorporated herein by reference)